NEWS RELEASE

Crosshair Reports Initial Gold Recoveries of 98% at Golden Promise

Dated: June 02, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce that the first set of results from the metallurgical test work has been received from the Golden Promise Project in central Newfoundland, Canada. The Golden Promise Project is a joint venture with Paragon Minerals Corporation (TSX.V: PGR) (“Paragon”).

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services Vancouver, BC (“SGS”) for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5  g/t gold as compared to the weighted average historical assay grade based on the individual samples of 4.18 g/t gold.  The results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

“It is very encouraging to see that the gold at Golden Promise is readily extractable” says Stewart Wallis, President and CEO of Crosshair.  “Further test work on the recently drilled holes will refine the extraction process ahead of our bulk sample.”

Drill core samples from the 12 infill holes drilled this year in the central part of the Jaclyn Main Deposit are currently with SGS where additional metallurgical testwork will further define the extraction process flowsheet.

Following a detailed review of the exploration data and metallurgical results, Crosshair and Paragon plan to conduct a surface bulk sampling program.  The bulk sample is aimed at providing a more representative gold grade, testing structural and grade continuity and mining/milling characteristics for the Jaclyn Main Deposit.

The 2010 exploration program is being funded by Crosshair as part of the 2009 Joint Venture Agreement.  Crosshair has a 60% interest in the Golden Promise Project with an option to acquire up to a 70% interest from Paragon.  For full acquisition details, please refer to News Release dated May 5th, 2009.

Crosshair’s exploration work on the Golden Promise Project is being carried out by Barry Sparkes, Consulting Geologist to Crosshair and supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI43-101.  Mr. Wallis has verified that the results presented above have been accurately summarized from the official reports provided to Crosshair.  Hoe Teh, P.Eng. is the Qualified Person supervising the metallurgical testwork.

The metallurgical testwork was completed on a combination of previously drilled quartered HQ- and NQ-diameter drill core from the central and near-surface section of the Jaclyn Main Zone.  The drill core was stored in the secured core storage facility in Badger, NL.  A total of 34 individual samples of drill core from six holes were composited to form one sample weighing 34.4 kg.  The composite sample was crushed to -10 mesh then blended and split into individual charges for the various metallurgical tests.  The head sample was assayed for gold using screen metallics analysis.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@crosshairexploration.com
www.crosshairexploration.com

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